

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

Via E-mail
D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Cole Office & Industrial REIT (CCIT III), Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016

> **Re: Cole Office & Industrial REIT (CCIT III), Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted August 4, 2014**
> **CIK No. 0001614976**

Dear Mr. McAllaster:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

4. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement other than those obtained from Rosen Consulting Group. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Prospectus Cover Page

7. We note your disclosure that, "ARCP, our sole stockholder, has expressed its intent to us that it or one of its affiliates will purchase at least $2.5 million in shares of our common stock in this offering. However, there are no written or other binding commitments with respect to the intended share purchase." We further note your disclosure on page 26 that "ARCP has expressed its intent to us that it or one of its affiliates will purchase at least $2.5 million in shares of our common stock in this offering at a purchase price of $22.50

per share." Please explain to us how you and ARCP determined and agreed upon the purchase price of $22.50, which price is the primary offering price, net of expenses, prior to the filing of the draft registration statement. We may have further comment.

What will be the source of your distributions?, page 5

8.   Please revise here and elsewhere, as applicable, to include, if true, that you intend to pay distributions in excess of earnings.

What is the purchase price for shares of our common stock?, page 6

9.   Please confirm that you will file a post-effective amendment to the registration statement to reflect any change in the price that is more than 20% higher or lower than the offering price.

Change in Investment Policies, page 105

10.   We note your disclosure here and on page 39 that your board of directors may revise your investment policies without the concurrence of your stockholders. Please include disclosure as to whether and how you intend to notify your stockholders of any change to your investment policies.

Prior Performance Summary

Prior Public Programs, page 115

11.   Please revise to disclose the amount raised to date and the number of shareholders for each of Cole Office & Industrial REIT (CCIT II), Inc. and Cole Credit Property Trust V, Inc.

Exhibits

12.   If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for our review.

13.   We note that you have filed "forms of" of your governing documents and various agreements. Please tell us if you will be unable to file final, executed agreements prior to effectiveness of the registration statement. Please note that any such incomplete exhibit may not be incorporated by reference in any subsequent filing.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide

in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3404 with any other questions.

                  Sincerely,

                  /s/ Kristina Aberg

                  Kristina Aberg
                  Attorney-Advisor

Cc: Lauren Burnham Prevost, Esq.
       Morris, Manning & Martin LLP